SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

# PRESENTATION OF RESULTS **3Q19**



# Disclaimer

This presentation may include **estimates and forecasts** that **are not statements of facts that happened in the past** they rather reflect **beliefs and expectations of our management** and may stand as estimates and forecasts about **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words “believes,” “may,” “can,” “estimates,” “continues,” “forecasts,” “intends,” “hopes,” and similar are targeted at pointing out to **estimates that necessarily imply risks and uncertainties, whether known or not.**

**Risks and Uncertainties** which are known include, without limitation: **economic, regulatory, political and commercial conditions** existing in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the likeliness that we receive **payments connected to our receivables, changes in our rainfall and water levels** in reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** in effect or subsequently established, as well as other risks described in our annual report and other documents registered with CVM and SEC.

**The estimates and forecasts solely refer to the date on which they are stated,** thus we do not undertake **any obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of the operations and efforts of the Companies may be different from the current expectations and **investors, then, should not rely solely on the information stated herein.**

This material includes **calculations that may not reflect accurate results owing to rounding-off performed.**

#DFR2019

Eletrobras

# BUSINESS HIGHLIGHTS



Itaipu Hydropower plant / Itaipu Binacional

# CORPORATE HIGHLIGHTS

Eletrobras

## PRIVATIZATION

**Bill 5877/2019** sent to the National Congress on 11/05/2019
**Next steps:** Discussion National Congress; privatization model defined by CPPI; Physical guarantee review by EPE; valuation of economic benefit (Grant) by CNPE

## CAPITAL INCREASE

**Capital increase:**
175th EGM to be held on 11/14/2019
Subscription: Between 11/18 and 12/17

**Features**
ON: R$ 35.72
PNB: R$ 37.50
Discount: 15%

**Amount**
Minimum: **R$ 4,054.0 million**
Maximum: **R$ 9,987.7 million**

## WORKFORCE

**Second PDC 2019**
1,681 employees target
**R$ 510 million / year of Estimated Savings**
**R$ 548 million Estimated Costs**

**Outsourced Shutdown – Furnas**
Dismissal of 1,041 outsourced
**R$ 280 million Estimated savings**
**R$ 437 million Estimated Costs**

## NET DEBT/ EBITDA

**1,8 time** Net Debt / Adjusted EBITDA LTM

Bonds settlement in July/2019 in the amount of **R$ 3.9 billion**

**R$ 798 million**
cash from the sale of SPES until September/19
**R$ 202 million** receivable until December/19

*This presentation may contain estimates and projections. see disclaimer..*

# CORPORATE HIGHLIGHTS

Eletrobras

| | |
|---|---|
| **GENERATION** | **50,429 MW of installed capacity**<br>**1,035 MW of physical aggregation in 2019**<br>**4%** MW growth compared to **3Q18.**<br><br>**R$ 1.0 billion** increase in revenue |
| **TRANSMISSION** | **70,924 Km** of Transmission Lines, **reduction of 105 km** in 3Q19, due to sale of SPEs.<br><br>R$ 24 million **RAP Aggregate in 3Q19** |
| **GOVERNANCE** | **Increase** in the rate of the Programa Destaque em Governança de Estatais of B.3 (Governance Program for State owned Companies) from **50** to **56** points, being **60** the highest score . |
| **CCC CREDITS** | **R$ 690 million - Provision for CCC** credits assigned by Amazonas D.<br><br>**Up to R$ 3.5 billion – Eletrobras Bill** reinforces the right to CCC credits related to economic and energy efficiency. |

*This presentation may contain estimates and projections. see disclaimer..*

# FINANCIAL HIGHLIGHTS

(R$ million)

| GROSS REVENUE | | EBITDA | | NET PROFIT | |
|---|---|---|---|---|---|
| **IFRS** | | **IFRS** | | **IFRS** | |
| 3Q18 | 3Q19 | 3Q18 | 3Q19 | 3Q18 | 3Q19 |
| R$ 8,009 | R$ 8,790 | R$ 686 | R$ 2,766 | -R$ 2,260 | R$716 |
| 9.7% ↑ | | 303% ↑ | | 132% ↑ | |
| **Recurrent** | | **Recurrent** | | **Recurrent** | |
| 3Q18 | 3Q19 | 3Q18 | 3Q19 | 3Q18 | 3Q19 |
| R$ 7,995 | R$ 853 | R$ 3,205 | R$ 3,962 | R$1,469 | R$ 2,097 |
| 10.7% ↑ | | 24% ↑ | | 43% ↑ | |

*This presentation may contain estimates and projections. see disclaimer.*

# EVOLUTION OF OUR BUSINESSES


Transmission towers/ Eletrobras Eletrosul

# GENERATION

**50,429 MW**
**Installed Capacity**
**30.2%** of country

**8,990 MW**
**Eletronuclear + Itaipu**
**5.4%** of country


Eletrobras
167,188 MW
of country
Source : Aneel

In 2019, there was aggregation of **1,035 MW**

**Highlights:**

- **Belo Monte** entry of UGs 15 and 16 with 10,010 MW in 3Q19.
- **UHE Sinop** beginning of commercial operation of 200 MW UG2.

**+6,921 MW in Brazil compared to 3Q18**

**Of which +1,955 MW, 28% with participation of Eletrobras.**

Eletrobras

**96% clean energy**


THERMAL
4%
1,870 MW
WIND & SOLAR
2%
1,028 MW
NUCLEAR
4%
1,990 MW
50,429
HYDRAULIC
90%
45,541 MW

*This presentation may contain estimates and projections. see disclaimer..*

# SECTORAL CONTEXT **AND PERFORMANCE**

**Generation Revenue** went from R$ 5.13 billion **to 6.12 billion, an increase of 19.3% over 3Q18**

| Período | ACR (Regulated Market) | | | | ACL (Free Market) | | | Generation Revenue (R$ million) |
|---|---|---|---|---|---|---|---|---|
| | Exploration | | O&M Law nº 12,783/13 | | Bilateral Contract | | CCEE | |
| | Revenue (R$ million) | MW médio | Revenue (R$ million) | MW médio | Receita (R$ million | MW médio | Revenue (R$ million) | |
| 3Q18 | 1,887 | 3,566 | 551 | 7,451 | 2,207 | 5,046 | 480 | **5,126** |
| 3Q19 | 2,724 | 4,360 | 925 | 7,451 | 2,098 | 5,179 | 367 | **6,115** |
| % | 44.4% | 22.3% | 67.8% | 0% | -4.9% | 2.64% | -23.4% | **19.3%** |

**ACR Exploration:**
- Incorporation of PIES and 4 gas UTEs of AmGT, after sale of AmD and
home CCEARs Mauá 3: R $ 720 million.
- CCEARs Existing Energy Eletronorte: 30 million
- Resumed total amount CCEARs CGTEE after MCSD New Energy 2018: 67 million.

**ACR O&M:**
- Addition of GAG Improvements and readjustment for 2019-2020: 374 million.

**ACL:**
- Reduction in market prices influenced by lower PLDs.
- Larger hiring of Furnas and Eletronorte.

**CCEE:**
Composition of smaller PLD and GSF.

Eletrobras

**Market**

| GSF | PLD |
|---|---|
| 3Q18: 58.4% | 3Q18: R$ 494/MWh |
| 3Q19: 52.2% | 3Q19: R$ 208/MWh |

**Eletrobras Average Price:**

ACL 3Q18: R$ 185.66/MWh
ACL 3Q19: R$ 178.15/MWh

ACR 3Q18: R$ 246.68/MWh
ACR 3Q19: R$ 288.79/MWh

*This presentation may contain estimates and projections. see disclaimer..*

# GENERATION PROJECTS **UNDER CONSTRUCTION**

Eletrobras



**UHE Belo Monte**
Largest 100% Brazilian Hydroelectric Power Plant
Total capacity of the project: 11,233,1 MW
Commercial Operation Capacity 3Q19: 10,010.86 MW
SIN Aggregate Capacity in 2019: 2,444.44 MW
Eletrobras Participation: 49.98%

**+ R$ 2,700 million/year ROL**



**UHE Sinop**
Total capacity of the project: 401,88 MW
Commercial Operation Capacity 3Q19: 200.94 MW
Eletrobras Participation: 49.00%

**+ R$ 142 million/year ROL**



Implementation of **15 wind farms**
Total capacity of projects under implementation: 234 MW
Eletrobras participation: 231 MW
About 190 MW will start commercial operation in 2019

**+ R$ 150 million/year Approx.**



**Santa Cruz** Combined Cycle
Current Plant Capacity: 350 MW (Gas Turbines)
Additional cycle closing capacity: 150 MW (Steam Turbine)
Eletrobras Participation: 100%



**UTN Angra 3**
Total Capacity: 1,405 MW
Eletrobras Participation: 100%
Expected to commence commercial operation: January/2026

**3,212.2 MW**
**Brazil to enter into operation with the participation from Eletrobras**

**2,495.6 MW**
Eletrobras Participation

**Entry in Commercial Operation**

| Until December 2021 | 2026 |
|---|---|
| **+ 1,091 MW** | **+ 1,405 MW** |

Reported revenues are estimated and proportional to Eletrobras participation in SPEs

*This presentation may contain estimates and projections. see disclaimer..*

# TRANSMISSION

## THE LARGEST TRANSMISSION COMPANY IN BRAZIL

**70,924 km**
Eletrobras transmission lines being 64,664 km ≥ 230 kV
**45.2% of Brazil**

**2019**



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Eletrobras

In 3Q19,
**- 105 km**
decrease with sale of SPEs

**+ R$ 24 million**
- R$ 2.8 million (bid)
- R$ 21.5 million O&M

**RAP (annual allowed revenue) total aggregate** Eletrobras companies in the **3Q19**, highlight Furnas with R$ 17.1 million.

**+6,959 Km Brasil in relation to 3Q18**

**78 corporate works** under construction with potential revenue of **R$ 300 million**

# FINANCIAL PERFORMANCE 3Q19


Eletrobras

TPP Candiota / Eletrobras CGTEE

# STATEMENT OF INCOME 3Q19

Eletrobras

Recurringt: see Company Release

| R$ million | IFRS 3Q18 | IFRS 3Q19 | IFRS % | Recurring 3Q18 | Recurring 3Q19 | Recurring % | |
|---|---|---|---|---|---|---|---|
| **ROL** | 6,642 | 7,291 | 10% | 6,628 | 7,279 | 10% | **+R$ 469 million** Amazonas GT - entrance of Mauá 3; sale of PIEs Energy<br>**+R$ 250 million** GAG Improvement |
| (–) PMSO | -2,233 | -2,037 | -9% | -2,181 | -1,810 | -17% | **-R$ 140 million** PDC, **- R$ 66 million** Other Holding: Prescription of tax credit in 3Q18 of R$ 51 million; **- R$ 34 million** other Eletronorte: Reversal of lease of (R$ 10.6 million) due to adoption of IFRS 16 and TTP Araguaia demobilization |
| (–) Operating Costs and Expenses | -1,734 | -1,868 | 8% | -1,720 | -1,850 | 8% | **+R$ 141 million** Amazonas GT: UTE Mauá 3 Fuel and Energy Purchased for PIES Resale. |
| (–) Operating Provisions | -2,578 | -1,092 | -58% | -111 | -75 | -32% | **+R$ 690 million CCC**; **+ R$ 354 million** outsourced dismissals from Furnas; offset by**: - R$ 101 million** GSF Chesf (Sobradinho) and - R$ 154 million provisions by Eletronorte; Holding, lower provision for Compulsory Loan**.** |
| (+) Equity Interest | 589 | 417 | -29% | 589 | 417 | -29% | **-R$ 114 million** of the equivalance in Belo Monte Transmissora<br>**-R$ 114 million** of Equivalence in coligated companies |
| **Ebitda** | **686** | **2,766** | **303%** | **3,205** | **3,962** | **24%** | |
| Depreciation and Amortization | -434 | -439 | 1% | -434 | -439 | 1% | |
| **Financial Result** | -1,246 | -861 | 31% | -1,048 | -675 | 36% | **+ R$ 542 million:** lower expense for fair value adjustment in RBSE by NTNB (5.68% to 2.6%) |
| Income Tax and Social Contribution | -255 | -750 | 195% | -255 | -750 | 195% | |
| Result of Discontinued Operations | -1,012 | 0 | -100% | - | - | - | Stop Loss with Privatization of Distributors |
| **Net Result** | **-2,260** | **716** | **-132%** | **1,469** | **2,097** | **43%** | |

*This presentation may contain estimates and projections. see disclaimer..*

# GROSS REVENUE 3Q19



+ 9,7%
+ R$ 781 million IFRS
+ 9,8%
+ R$ 858 million Recurring
8,009
14
7,995
363
+8%
374
+68%
185
+19%
42
+33%
26
+2%
70
-28%
62
-61%
8,853
63
8,790
Gross Revenue IFRS 3Q18
Generation Construction
Recurring gross revenue 3Q18
Generation - Exploration
Generation - O&M
Transmission- Operating and maintanance O&M
Transmission - constrtuction
Transmission - RBSE
Transmission - contractual revenue
Other revenues
Recurring gross revenues 3Q19
Construction G/ Restroactive and gains SPEs
Gross Revenue IFRS 3Q19

**GENERATION**

- **Exploration: + R$ 468 million** Amazonas GT: Mauá 3 and PIES; -R$163 million Itaipu Transfer (U.S inflation)
- **O&M: + R$ 250 million** GAG Improvement; **+ R$ 124 million** of Aneel Adjustment according to the Resolution No. 2587/2019

**TRANSMISSION**

- **O&M:readjustment of RAP** – ANEEL's Approval Resolution 2,565 for 2019-2020 ;
- **Construction: + R$ 61 million in** Chesf's investments compensated by **– R$ 16 million in** Eletronorte and Furnas
- **RBSE:** readjustment through Approval Resolution No. 2,565 / 2019.
- **Contractual Revenue**: amortization and measurement by IFRS 15, highlighting **Chesf: -R$ 51 million**

**OTHERS REVENUE**

- **Eletronorte (-R$ 15 million)** due to the reduction of Multimedia Communication services; and O&M Service Revenue from Belo Monte.

*This presentation may contain estimates and projections. see disclaimer..*

# OPERATING COSTS

(R$ million)

| Consolidated | 3Q18 | 3Q19 | % |
|---|---|---|---|
| IFRS Operating Costs | 1,734 | 1,868 | 7.7% |
| Recurring Operating Costs | 1,720 | 1,850 | 7.6% |



NONRECURRING ITEMS
Construction Generation: R$ 14
14
349
345
647
393
CONSTRUCTION TRANSMISSION
-22%
CHARGES FOR USE OF THE ELECTRICAL GRID
+28%
ENERGY PURCHASED FOR RESALE
-9%
FUEL
+41%
18
273
441
592
556
Construction Generation: R$ 12
CUSD Nuclear Retroactive R$ 6
3Q18
3Q19

*Retroactive Electronuclear Cost is accounted for in Charges on Use of Electric Network in 3Q18.

## VARIATIONS IN **3Q19**

**Transmission Construction** (↓)
- **- R$ 74 million:** lower level of investments

**Charges for Use of the Electrical Grid** (↑)
- **+ R$ 96 million:** transmission tariff readjustment (TUST) in the 2019/2020 cycle.

**Energy purchased for resale** (↓)
- **- R$ 55 million**
- **- R$ 100 million Eletronorte: (- R$ 63 million)** Lower purchase accounting at CCEE; e **(- R$ 40 milhões)** lower energy for Corpoelec;
- **+ R$ 43 million Amazonas GT:** Increase in Energy Purchased from Independent Producers.

**Fuel** (↑)
- **+ R$ 163 million**
- **+ R$ 158 million Amazonas GT:** assumption of the gas contract with Petrobras, highlighting Mauá 3 and PIEs.

*This presentation may contain estimates and projections. see disclaimer..*

# PERSONNEL, MATERIALS, SERVICES AND OTHER

(R$ million)

| Consolidated | 3Q18 | 3Q19 | % |
|---|---|---|---|
| PMSO IFRS | 2,233 | 2,037 | -8.8% |
| Recurring PMSO | 2,181 | 1,810 | -17.0% |



NR
O
S
M
P
52
411
510
57
1,203
-59%
-7%
18%
-9%
227
169
473
68
1,100
3Q18
3Q19

**NR**
- **+ R$ 125 million in Furnas:** Broad Indemnity and Inepar;
- **+ R$ 112 million:** retroactive accounting entries (CGTEE, Eletrobras, Chesf) and EUST in Eletrosul
- **- R$ 12 million** reversal PDC 19 (Dismissal Plan)

**O** ↓
- **R$ 242 million:**
- **-R$ 66 million** Holding: Write-off of tax credit in 3Q18 of R$ 51 million
- **-R$ 34 million** Eletronorte: Reversal of lease of R $ 10.6 million due to adoption of IFRS 16; UTE Araguaia Demobilization
- **-R$ 24 million: SPE Santa Vitória do Palmar**

**S** ↓
- **R$ 37 million:**
- **- R$ 68 million Chesf:** reclassification of expenses with benefits and health insurance from Service to Personnel account;
- **- R$ 27 million Furnas:** budget reduction initiatives (OBZ)
- **+ R$ 38 million: Eletronuclear** - differences dates for Angra 2 maintenance

**M** ↑
+ **R$ 11 million:**
- **+ R$ 7,5 million** at Chesf: several maintenance material
- **+ R$ 2,3 million** in Amazonas GT: recurrent maintenance of plants.

**P** ↓
**-R$ 140 million** partial 2018 and 2019 PDC partial effect
9M18: 15,019 employees without Distributors 9M19: 13,784 employees

**+R$ 12 million** Eletronuclear : Angra 3's work stop does not allow allocation of "P" costs as investments costs

Recurring Values: Non-recurring items (NR) are disregarded

This presentation may contain estimates and projections. see disclaimer..

# **OPERATING** PROVISIONS (R$ million)

| | 3Q18 | 3Q19 | % | |
|---|---|---|---|---|
| Guarantees | 10 | 19 | 89% | |
| Contingencies | -660 | -148 | -78% | Chesf: - R$101 million lower GSF provision |
| Compulsory Loan | -1,518 | -269 | -82% | 3Q18 data review of compulsory loan"s law suits |
| PCLD - Consumers and Resellers | 34 | -82 | -340% | |
| PCLD - Financings and Loans | -5 | 426 | 8664% | R$ 433 million reversal of PCLD of RGR Loan |
| Onerous Contracts | 147 | 1 | -99% | Onerous contract tests will be performed in 4Q19 |
| Provision/(Reversal) for Losses with Investments | -412 | -15 | -96% | |
| Impairment of Long-term Assets | -21 | 0 | -100% | Impairment tests will be performed in 4Q19 |
| Lapse of Concession | 0 | 25 | - | |
| Provision Incentive Indemnity Outsourced | 0 | -354 | | **Judicial Agreement** to terminate **1,041 Furnas outsourced workforce** |
| ANEEL Provision- CCC | 0,0 | -690 | - | **Provision of CCC credits assigned by Amazonas Energia** in the privatization process |
| Others | -153 | -6 | -96% | |
| **Total** | **-2,578** | **-1,092** | **-58%** | |

*This presentation may contain estimates and projections. see disclaimer..*

# EBITDA **3Q19**

(R$ million)


303%
R$ 2,081 million
+24%
+R$ 756 million
Contingencies: -R$2.178
C. Onerous: R$ 147
Prov.for loses : -R$ 412
Others– R$ 76
Contingencies: -R$ 417
PCLD RGR: +R$ 433
Ampla Indenization -R$ 111
Prov.Furnas Outsourced: -R$ 354
Provision Aneel CCC -R$ 690
Others – R$ 46
686
2,520
3,205
727
+7%
247
-42%
130
8%
371
-17%
35
+32%
3,962
1,195
2,766
EBITDA IFRS 3Q18
NON-RECURRING ITEMS
RECURRING EBITDA 3Q18
ROL RECURRING RECURRING
RECURRING SHAREHOLDIN G
OPERATIONAL COSTS
PMSO RECURRING
OPERATIONAL PROVISIONS
RECURRING EBITDA 3Q19
NON-RECURRING ITEMS
EBITDA IFRS 3Q19

**ROL Recurrent:**

**+ R$ 469 million** from Amazonas GT
**+ R$ 250 million** GAG Improvement
**+R$ 182 million** Transmission
**- R$ 163 million** Itaipu Revenue

**Recurring Shareholdings:**

**-R$114 million**: Belo Monte Transmissora: increased financial charges
**-R$ 114 million of** equivalence in coligated companies

**Recurring Operating Costs:**

**+R$ 158 million** Amazonas GT: higher fuel consumption (gas contract with Petrobras)
**+ R$ 96 million** Transmission tariff adjustment (TUST) for 2019/2020.

**PMSO Recurring :**

2018 and 2019 PDC partial effect
Zero base budget initiatives

**Recurring Operating Provision**

See slide 13

*This presentation may contain estimates and projections. see disclaimer..*

# NET INCOME

(R$ million)


+ 132%
+ R$ 2,976 million
+ 43%
+ R$ 628 million
Highlights:
• Adjustments EBITDA
• Monetary Adjustment of Comp. Loan
Highlights:
• Adjustments EBITDA
• Monetary adjustment of Comp Loan
-2,260
3,729
1,469
756
+18%
368
+25%
496
-195%
2,097
1,381
716
Net Profit IFRS 3Q18
Nonrecurring items
Recurring Profit 3Q18
EBITDA Recurring
Financial Result Recurring and Apreciantion/ Amortization
Income Tax
Recurring Profit 3Q19
Nonrecurring items
Net Income IFRS 3Q19

**Financial Result**

**+R$ 542 million** RBSE fair value, by reducing the NTN-B discount rate from 5.8% to 2.6%, reducing financial expenses.
**-R$ 134 million** due to charges of Angra III Plant could not be transferred to investments, as long as the work is untaken.

**Non Recurring Adjustments**

**-R$ 1,295 million** Ebitda adjustments = slide 18;
**-R$ 186 million** Monetary Adjustment of the Compulsory Loan lawsuits in 3Q19 and -R$ 198 million in 3Q18, due to the reduction in the Selic rate

*This presentation may contain estimates and projections. see disclaimer..*

# EBITDA BY COMPANY **3Q19**

(R$ million)


3Q18
3Q19
Eletronuclear
353
371
+5%
Eletronorte
881
1,045
+19%
Furnas
497
503
+1%
Chesf
-71
656
+111%
Amazonas GT
205
207
+1%
Eletrosul
247
247
-
SPEs
93
84
-10%
CGTEE
-86
1
101%
Eletropar
5
-2
-140%

*This presentation may contain estimates and projections. see disclaimer..*

# RESULT BY COMPANY 3Q19

(R$ million)



3Q18
3Q19
Eletronuclear
155
85
-45%
Eletronorte
723
651
-10%
Furnas
-260
-14
Provision for third party termination
R$ 354 million
+94%
Chesf
-561
363
+165%
Amazonas GT
99
58
-41%
Eletrosul
64
69
+8%
SPEs
18
49
+172%
CGTEE
-201
-136
+32%
Eletropar
7
-1
-114%
Descontinued Operations
-1,012
0
100%

This presentation may contain estimates and projections. see disclaimer..

# FINANCIAL DISCIPLINE

(R$ million)

**Goal** $\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 3.0$

## Net Debt/Ebitda



23.4
20.3
26.1
25.7
23.5
22.1
6.1
3.6
3.7
1.9
3.1
2.2
3.0
2.2
2.6
2.0
2.3
1.8
dez-16
dez-17
dez-18
mar-19
jun-19
set-19
Net Debt
Net Debt/EBITDA with RBSE
Proforma Net Debt/EBITDA without RBSE

| | | | | | | |
|---|---|---|---|---|---|---|
| EBITDA C/ RBSE (LTM) | 6,6 | 10,5 | 11,7 | 11,5 | 11,6 | 12,3 |

| | 09/30/2019 |
|---|---|
| (+) Short Term Debt (Current Liabilities) | 7,443 |
| (+) Long Term Debt | 41,844 |
| **GROSS DEBT** | **49,287** |
| (-) RGR transfer to CCEE(1) | 1,252 |
| **= Recurring Gross Debt** | **48,035** |
| (-) (Cash and Cash Equivalent + Securities) | 9,577 |
| (-) Financing Receivable | 15,736 |
| (+) RGR transfer to CCEE(1) | 1,252 |
| (-) Net Balance of Itaipu Financial Assets | 1,862 |
| **Net debt** | **22,112** |

(1) See Note 9, 19 and 20 to the 3Q19 financial statements.

**Gross Debt without RGR from third-party (R$ billion)**



Current
7.2
2.0
*12.2
6.1
4.6
5.7
10.5
2019
2020
2021
2022
2023
2024
Após 2024

* Bonus Expiration 2011

*This presentation may contain estimates and projections. See Disclaimer.*

# INVESTMENTS **REALIZED**

(R$ MILLION)

Eletrobras

| Investments | Realized 3Q19 | Realized 9M | Budgeted PDNG 9M | %9M | Highlight | |
|---|---|---|---|---|---|---|
| **Generation** | **338** | **1,068** | **1,830** | **58%** | Angra 3 | R$ 200 million |
| Corporate under construction | 87 | 219 | 521 | 42% | TPP Santa Cruz | R$ 68.8 million |
| Corporate Ampliation | 35 | 70 | 198 | 35% | Sistema NE and Itaparica | R$ 29.3 million |
| Maintenance | 75 | 368 | 676 | 54% | Angra 1 e 2 | R$ 97.6 million |
| Expansion SPEs | 142 | 412 | 435 | 95% | Candiota 3 | R$ 199.8 million |
| | | | | | Sinop | R$ 230 million |
| **Transmission** | **196** | **584** | **1,249** | **47%** | | |
| Corporate under construction | 2 | 3 | 1 | 354% | Eletronorte | R$ 70 million |
| Ampliation, Reforcements and improvements | 123 | 386 | 797 | 48% | Chesf | R$ 246.2 million |
| | | | | | Eletrosul | R$ 27.2 million |
| Manutenção | 46 | 130 | 313 | 41% | Furnas | R$ 163 million |
| | | | | | Mata de Santa Genebra | R$ 65 million |
| Expansion SPEs | 25 | 65 | 139 | 47% | | |
| **Other*** | **40** | **103** | **247** | **42%** | | |
| **Total** | **574** | **1,754** | **3,326** | **53%** | | |

* Environmental Quality, Infrastructure, Technological Development.

**R$ 1,572**
**Investments not realized**

**R$ 170.3**
**Avoided**

**R$ 101.3**
**Norte Energia (Belo Monte)**
Scrow account, debentures issued by SPE, anticipated energy

**R$ 69**
**ESBR (Jirau)**
Lower GSF and PLD

**R$ 77**
**Antecipated**

**Candiota 3**
*Overhaul*

**R$ 1,415**
**Postponed**

**Highlights**

- **R$ 236** **Angra 3** (depends on the resumption of the work)
- **R$ 116** **Santa Cruz**: replanning of equipments
- **R$ 212** **Chesf** e **Furnas**: reforcements and improvements in T
- **R$ 165** **Chesf** e **Furnas**: maintenance in T
- **R$ 139** **TNE**: regulatory issues and environmental licenses delay

This presentation may contain estimates and projections. see disclaimer..

# ELETROBRAS **MARKET**


Market value x Book Value
2010 to 2019 (R$ billion)
Book Value
Market Value
70.3
76.8
67.1
60.5
56.6
42.1
44.2
42.6
55.5
63.0
26.2
26.5
9.7
9
8.5
9
31.7
27.1
33.8
52.7
11/nov
2010
2011
2012
2013
2014
2015
2016
2017
2018
9M19

*This presentation may contain estimates and projections. See Disclaimer.*

# ELETROBRAS DESTATIZATION


HPP Belo Monte / Norte Energia

# ELETROBRAS DESTATIZATION

Eletrobras

**Clarifications:**
values informed by MME were only reference considering the need to include in the forecast budget of the Federal Government

NPV Dequoted Plants – **NPV Quoted Plants** – **Indemnification of unamortized investments (Quota concession)** = **Economic Benefit**

**Defined bby CNPE**

New Concession 30 years old

**Current Award**

Annual Net Revenue Discounted from PIS COFINS, R&D, TFSEE, TUST
R$ 1.9 billion
Annual Gross Revenue:
R$ 3.5 billion

**Payment options**

(-) R$ 3.5 billion (in 10 years): Investments of the São Francisco River;
(-) Up to R$ 3.5 billion Eletrobras receivables with CCC

---

**= Subtotal of the Economic benefits**

- 1/3 – CDE Transfer — To be paid in 30 years
- 2/3 – Federal Government

**Federal Government Grant Resource Sources:**
**capital increase with Federal Government's stake dilution**

→ DESTATIZATION CORPORATION MODEL

*This presentation may contain estimates and projections. See Disclaimer..*

# NEXT STEPS

| | FORESEEN STEPS: | COMPETENCE: |
|---|---|---|
| 1 | **PL approval at the National Congress** | **Chamber of Deputies and Federal Senate**<br>Approval by most of both houses |
| 2 | Definition Model Privatization | CPPI |
| 3 | Physical Guarantee Review | EPE |
| 4 | Calculation Value Grant / Economic Benefit | CNPE |
| 5 | Approval conditions decotization Extended plants | Eletrobras |
| 6 | Capital Increase with Federal Government Dilution | Eletrobras |
| 7 | **PRIVATIZATION** | |

*This presentation may contain estimates and projections. see disclaimer.*

# FUTURE PROSPECTS

- **Capital increase**
  EGM 175th to be held on November 14, 2019.
  Term to exercise the right - 11/18/2019 to 12/17/2019;
- **Entry into commercial operation** (proportional of Eletrobras stake)

| | | | |
|---|---|---|---|
| 610,86 MW | 98,46 MW | ~190 MW | 1,056 km |
| Belo Monte | Sinop | Eólicas SPEs | LTs SPEs |

- **Capitalization of Eletrobras**
  Approval of PL 5877/2019
  Definition of the grant amount by CNPE.
- **SPEs sales**
  Approval - December / 2019
- **Incorporation Eletrosul and CGTEE**
  AGE suspended by injunction: Appeal pending judgment, to take place on 13.11.2019
- **Amazonas GT**
  Transfer to Eletronorte expected for 1Q120
- **Angra 3**
  CPPI: Definition of business model by  and process for selection of private partner.


SISTEMA
COG · GERAÇÃO
Operating System Center/ Eletrobras Eletrosul

This presentation may contain estimates and projections. see disclaimer..

# Investor Relations

Eletrobras

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637